UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

StarTek, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

85569C107

(CUSIP Number)

Mark Anthony Marlowe (Anthony Marlowe)

c/o MCI Capital, LC

2937 Sierra Ct. SW

Iowa City, IA 52240

(319) 541-9694

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107	13D	Page 2 of 9

1.	NAME OF REPORTING PERSON MCI Capital, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,146
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,146
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,146
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,280,725 shares of common stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 85569C107	13D	Page 3 of 9

1.	NAME OF REPORTING PERSON MCI, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,146
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,146
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,146
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,280,725 shares of common stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 85569C107	13D	Page 4 of 9

1.	NAME OF REPORTING PERSON Iowa City Capital Partners, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,246
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,246

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,280,725 shares of common stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 85569C107	13D	Page 5 of 9

1.	NAME OF REPORTING PERSON Mark Anthony Marlowe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,246
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,246
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,280,725 shares of common stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 85569C107	13D	Page 6 of 9

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of StarTek, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 4610 South Ulster Street, Suite 150, Denver, Colorado 80237.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of the following persons: (i) MCI Capital, LC, an Iowa limited liability company (“MCI Capital”); (ii) MCI, LC, an Iowa limited liability company (“MCI”); (iii) Iowa City Capital Partners, LC, an Iowa limited liability company (“Iowa City Capital Partners”); and (iv) Mark Anthony Marlowe, a citizen of the United States of America (collectively, the “Reporting Persons”).

The address of the principal business office of the Reporting Persons is 2937 Sierra Ct. SW, Iowa City, Iowa 52240.

Iowa City Capital is the sole manager and owns a majority of the membership interests of MCI. MCI Capital is a wholly-owned subsidiary of MCI. Mr. Marlowe’s present principal occupation or employment is serving as the sole member, President and Chief Executive Officer of Iowa City Capital Partners, the President and Chief Executive Officer of MCI and the sole manager, President and Chief Executive Officer of MCI Capital. There are no other directors, managers or officers of the Reporting Persons. MCI is a holding company for multiple operating companies that provide a diverse set of tech-enabled business process outsourcing (BPO) and customer experience (CX) technology services, including call/contact center services. Iowa City Capital Partners is primarily engaged in serving as sole manager of and owning a majority of the membership interests in MCI. MCI Capital is primarily engaged in holding investments in other companies.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 18, 2022, Iowa City Capital Partners acquired 100 shares of Common Stock in the open market for $3.0799 per share, or a total of $307.99, using general working capital.

On January 6, 2023, following the expiration of the cash tender offer by MCI Capital, which is more fully described in Item 4 below (the “Tender Offer”), MCI Capital accepted for payment an aggregate of 2,940,646 shares of Common Stock at the tender offer price of $4.20 per share, or a total of $12,350,713.20. The source of funds for the acquisition of such shares of Common Stock was the general working capital of MCI.

On January 9 and January 10, 2023, MCI Capital acquired in open-market purchases an aggregate of 20,000 shares of Common Stock for an average price of $4.032 per share, and an aggregate of 9,500 shares for an average price of $4.214 per share, respectively. The total purchase price of $120,676.30 was funded from the general working capital of MCI.

Item 4. Purpose of Transaction.

On November 22, 2022, MCI Capital commenced the Tender Offer to purchase up to 4,000,000 shares of Common Stock of the Issuer, at $4.20 per share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 22, 2022. The Reporting Persons acquired their beneficial ownership of the shares of Common Stock in order to obtain an ownership position in the Issuer and with a belief in the Issuer’s long-term value.

No Reporting Person has any present plans or proposals as of the date of this filing which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as could

CUSIP No. 85569C107	13D	Page 7 of 9

occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the shares, conditions in the securities and capital markets, other investment or business opportunities available to the Reporting Persons, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including, without limitation, operational, financial, corporate governance, board composition, management, capitalization, strategic direction and share performance matters, potential business combinations, acquisitions or dispositions or other transactions involving the Issuer or any of its businesses, making recommendations or proposals to the Issuer concerning such matters, purchasing additional shares, selling some or all of their shares, purchasing or selling any other securities of the Issuer, engaging in any hedging or similar transaction with respect to any of the foregoing, in the open market, private transactions or otherwise, including, without limitation, swaps and other derivative instruments, and/or changing their intention with respect to any or all matters referred to in this Item 4. The Reporting Persons may also take steps to explore or prepare for various plans and actions, or propose transactions or initiatives, before forming an intention to engage in such plans or actions or to proceed with such transactions or initiatives.

Item 5. Interest in Securities of the Issuer.

(a) Each of Iowa City Capital Partners and Mr. Marlowe may be deemed to beneficially own, in the aggregate, 2,970,246 shares of Common Stock and each of the other Reporting Persons may be deemed to beneficially own, in the aggregate, 2,970,146 shares of Common Stock, in each case, representing approximately 7.37% of the Issuer’s outstanding shares of Common Stock, based on 40,280,725 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 8, 2022.

(b) Iowa City Capital Partners and Mr. Marlowe may be deemed to have shared voting and shared dispositive power with regard to 2,970,246 shares of Common Stock. Each of MCI and MCI Capital may be deemed to have shared voting power and shared dispositive power with regard to 2,970,146 shares of Common Stock.

(c) Except as set forth in Item 3, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement of the Reporting Persons

CUSIP No. 85569C107	13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023

MCI CAPITAL, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer
MCI, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer
IOWA CITY CAPITAL PARTNERS, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer
/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe

CUSIP No. 85569C107	13D	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of StarTek, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of January, 2023.

MCI CAPITAL, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer
MCI, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer
IOWA CITY CAPITAL PARTNERS, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer
/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe